

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 16, 2015

<u>Via E-mail</u>
Mr. Steven Rostowsky
Principal Financial Officer
Sprott Physical Gold Trust and Sprott Physical Silver Trust
Royal Bank Plaza, Suite 2700, South Tower
200 Bay Street
Toronto, Ontario, Canada M5J 2J1

Re: Sprott Physical Gold Trust
Form 40-F for the fiscal year ended December 31, 2014
Filed March 30, 2015
File No. 1-34638

Sprott Physical Silver Trust
Form 40-F for the fiscal year ended December 31, 2014
Filed March 30, 2015
File No. 1-34928

Dear Mr. Rostowsky:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Senior Staff Accountant
Office of Real Estate & -
   Commodities